 January 19, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	David Link, Esq Cathy Baker, Esq Blaise Rhodes

Re:	Midas Medici Group Holdings, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed on December 23, 2009 File No. 333-161522

Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 14, 2010 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 5 we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 5.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Pursue strategic acquisitions, page 31

1.           We note your statement that "we are currently engaged in discussions with respect to the acquisition of a company affiliated with certain of our officers and directors. Any such acquisition would be subject to negotiation of a definitive agreement and approval by the independent members of our Board of Directors." Revise your disclosure to more prominently disclose that the company is in discussions with respect to the acquisition of a company affiliated with certain of your officers and directors. Please advise us of the identity of the company which you are currently in negotiations with and its affiliations with your officers and directors. Also advise us of the status of your negotiations and the probability of the acquisition. We may have further comment.

Response:
The Company has deleted the disclosure. See pages 3 and 31 of the Registration Statement.

The Intelligent Project, page 36

2.           We note your response to comment seven of our previous letter dated December 7, in which you explain why you have accounted for the acquisition of IP by Utilipoint as a combination of entities under common control. Please clarify in this section the close relationship of IP, since its inception, to KLI and its affiliates. As noted, your response letter dated December 23, 2009 states that Mr. Steele and KLI IP founded The Intelligent Project (IP) in March 2009, that Mr. Baffour was the managing member of IP prior to Utilipoint's acquisition of 60% of the company, and that Messrs. Baffour, Kachidza and Ken Globerman, a Vice President of KLI since 2003 and the Senior Vice President of Midas Medici since July 2009, made up the company's management committee.

Response:
The Company has clarified to disclose the close relationship of IP with KLI and its affiliates. Please see page 36 of the Registration Statement.

3.           Please revise to clarify, if true, that KLI has financed the operations of IP from its inception until its acquisition by Utilipoint.

Response:
The Company has disclosed that KLI has financed the operations of IP which funding is evidenced by a 5% promissory note in the amount of $108,969, which matures on June 30, 2012. See pages 25 and 36 of the Registration Statement.

Certain Relationships and Related Transactions, page 88

4.           Please revise your disclosure to indicate that UTP International, LLC is a wholly owned subsidiary of Knox Lawrence International, LLC. Also revise to indicate the amount of shares of Utilipoint held by each of Knox Lawrence International, LLC, KLI IP Holding, Inc., and UTP International, LLC. Please indicate that UTP International held a 51% interest in Utilipoint.

Response:
The Company has disclosed on pages 6, 25 and 53 of the Registration Statement that UTP International LLC is a subsidiary of Knox Lawrence International LLC and that it held a 51% interest in Utilipoint. Prior to the merger, Knox Lawrence International, LLC, owned 6,305 shares (14.9%) of Utilipoint of which 4,855 were acquired on July 23, 2007, 1,250 were acquired on December 31, 2008 and 200 were acquired on January15, 2009.  KLI IP Holding, Inc. owned 0 shares or 0% of Utilipoint and UTP International, LLC  owned 21,523 shares of preferred stock (51%) of Utilipoint which were acquired on July 23, 2007.  The Company has made disclosure of this information on pages 6, 25, and 53 of the Registration Statement.

5.           We note your response to comment two of our previous letter dated December 9, 2009 and we reissue the comment in part. Please clarify the following points in this section and elsewhere, as appropriate:

a.
You state on page 53 that, when Utilipoint and Knox Lawrence International, LLC (KLI) entered into the Management Agreement effective July 23, 2007, KLI "directly and indirectly through a subsidiary owned a controlling interest in Utilipoint." Please briefly describe in an appropriate section the business of KLI IP Holding, Inc. (KLI IP) and UTP International, LLC (UTPI) and their relationship to KLI, and state when the three companies acquired their respective interests in Utilipoint, Please also briefly describe in an appropriate section the subsequent changes in management of Utilipoint to include officers and directors of KLI and/or its affiliates. For example, it appears that Mr. Baffour became Chairman of the Board.

Response:
The Company has disclosed on pages 6, 25 and 53 of the Registration Statement that the sole business of KLI IP Holding, Inc. and UTP International, LLC is their ownership of the shares of Midas Medici. The Company has also disclosed on pages 6, 25 and 53 of the Registration Statement the date  Knox Lawrence International, KLI IP, and UTPI acquired their shares. On page 25 of the Registration Statement, the Company has disclosed the subsequent changes in the management of Utilipoint to include officers of KLI and/or its affiliates.

b.
The 2007 Management Agreement required KLI to provide financial services as well as management consulting services to Utilipoint. See, e.g., page 53. It appears that KLI directly and/or indirectly through affiliates, funded the operations of Utilipoint through loans pursuant to this agreement. For example, you indicate on page 53 that Utilipoint issued a Senior Subordinated Debenture to KLI in the principal amount of $10,000 on December 31, 2008 and on January 15, 2009, issued another to KLI in the principal amount of $62,500. These debts of Utilipoint appear to be included, along with others, in the debt that Midas Medici has earmarked for repayment with net proceeds of the offering in the amount of up to $981,793 of principal plus accrued interest. See e.g., page 53. Please provide a full discussion of the financing that KLI has provided to Utilipoint.

Response:
The Company has disclosed in detail on page 53 of the Registration Statement the financing that KLI has provided to Utlipoint to date.

c.
You also indicate on page 27 that, as of September 30, 2009, Utilipoint had outstanding debts owed to insiders of approximately $500,000. You state that, The Company believes that its insiders will defer repayment of its obligations until it generates internal cash flows or procures outside financing sufficient for such repayment, without jeopardizing its financial stability." Elsewhere, however, it appears that these debts will be repaid with net proceeds of the offering. See page 17, (stating that approximately $500,000 of the debt is owed to certain directors and officers of Midas Medici Group). Please provide a full discussion of the insider loans to Utilipoint and reconcile the apparent contradiction in the disclosure concerning the use of proceeds to repay them.

Response:
The Company has disclosed on page 53 of the Registration a discussion of all insider loans to Utilipoint. The Company has revised the disclosure on page 53 of the Registration Statement to disclose that these loans will be repaid from the proceeds of the offering.

6.           Please make clear in an appropriate section elsewhere in the registration statement, that while the relationship among KLI and its affiliates and Utilipoint has changed in some respects since 2007, there has been a close continuing relationship to date. We note, for example, that the 2007 Management Agreement with KLI was terminated when Midas Medici acquired Utilipoint in 2009, see page 53, and because Midas Medici acquired the common stock of Utilipoint that was held by KLI, KLI IP and UTP, these companies ceased to hold the shares directly. However, as Midas Medici is controlled by Messrs. Baffour and Kachidza, the co-founders and managing principals of KLI, the acquisition of Utilipoint by Midas Medici was simply a restructuring of the way in which the KLI entities held their interests in Utilipoint.

Response:
The Company has disclosed on page 25 of the Registration Statement the ongoing close relations among KLI and its affiliates with Utilipoint.

7.           We note that KLI, together with other holders of senior subordinate debentures of Utilipoint, entered into a Subordination and Standstill Agreement with Proficio Bank in connection with the October 2009 Revolving Loan Agreement between Midas Medici, Utilipoint and Proficio Bank. In addition, KLI provided a comfort letter to the bank. See, e.g., page 23. Please address this transaction in this section or advise us why you believe that the disclosure is not required.

Response:
The Company has added disclosure on page 53 of the Registration Statement of the Loan Agreement entered into among, the Company, Utilipoint, and Proficio Bank.

8.           It appears that KLI has financed the operations of IP from its inception until its acquisition by Utilipoint. Please provide a discussion of the financing of IP by KLI and/or KLI affiliates. As a related matter, we note that one of the promissory notes to be repaid with the net proceeds of the offering, see page 17 appears to be a promissory note issued by IP to KLI IP for $108,969 that will mature on June 30, 2012. See pages 17, 89. Please identify all outstanding debt of IP that may be paid with net proceeds of the offering. Please revise this section and the Use of Proceeds section as appropriate.

Response:
The Company has included a discussion of the financing provided by KLI to IP, please see page 25 of the Registration Statement. In addition, the Company has revised the Use of Proceeds section to disclose that the note issued by IP to KLI for $108,969 will be rapid out of the proceeds of the offering.

9.           We note the response in your letter dated December 23, 2009 to comment three of our previous letter dated December 9, 2009, and we reissue the comment in part.Please revise to clarify who controlled Mondo Management the initial promoter of the company.

Response:
The Company has revised to identify the members of Sichenzia Ross Friedman Ference LLP were the initial promoters of the Company. Please see page 53 of the Registration Statement.

10.           We note your response to comment four of our previous letter dated December 9, 2009. Please revise your disclosure to put the noted transactions in chronological order from the oldest to most current transaction.

Response:
The Company has revised the listed transactions in chronological order.

Midas. Medici Group Holdings, Inc. and Subsidiaries
Unaudited Financial Statements for the Nine Months Ended September 31, 2009
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1 — Description of Business, F-14

11.           We have reviewed your response to our prior comment seven and noted the disclosure provided in Note 13 on F-34 of your December 31, 2008 audited financial statements with regards to the transaction with IP. Please clarify the following:

•
was your 60% interest in IP a result of the signing of the Capital Commitment Agreement or will your ownership percentage be based on the actual money contributed (i.e., $200,000 contributed will equal 60% ownership)

•	how much capital, if any, has been provided to IP under the Capital Commitment Agreement as of your most recent balance sheet date.
•	please provide us with a courtesy copy of the Capital Commitment Agreement and all of the associated agreements.

Response:

The Company acquired the 60% interest in IP regardless of the actual money contributed in the future under the Capital Commitment Agreement. Please see pages 53 (V)(C) and F-6, which the Company has revised to clarify that the 60% interest was acquired upon signing the Capital Commitment Agreement and to specify that as of September 30, 2009, the Company has provided $0 in capital to IP.

We will provide you with a courtesy copy of the Capital Commitment Agreement.

Midas Medici Group Holdings, Inc. and Subsidiaries (Formerly Utilipoint)
Audited Financial Statements for the Years Ended December 31, 2008 and 2007
Report of Independent Registered Public Accounting Firm, page F- 16

12.           Please advise your independent accountant to revise the language in paragraph two of their audit report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), rather than in accordance with auditing standards of the PCAOB. In addition, they should remove the reference to generally accepted auditing standards established by the Auditing Standards Board (United States). Please refer to the guidance in Auditing Standard No. I issued by the PCAOB.

Response:
The independent accountant has revised their audit report. Please see page F-16.

Form 10-Q for the Quarter Ended September 30, 2009
Item 4T - Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 24

13.           We have reviewed your revised disclosure in response to our previous comment ten noting that you have concluded your disclosure controls and procedures are ineffective as a result of the restatement and that you are evaluating what steps need to be taken to prevent such errors in the future. Your disclosure needs to be more specific as to the material weakness or weaknesses that was identified and to the steps that are being taken or have been taken to remedy this deficiency.

Response:

The Company intends to amend its Form 10-Q to specify that the material weakness identified are inconsistencies in connection with the transfer of the underlying financials from the company's internal records to the financial statements that are filed with the SEC. The Company intends to remedy this weakness, by adding additional levels of review to its quality control in order to ensure that it retains consistency between the underlying financials in its internal records and the financial statements included in its reports that are filed with the SEC.  Additionally, the Company has complemented its internal accounting team with consultants from an external public accounting firm.

Form 10-Q for the Quarter, Ended September 30, 2009
General

14.           Please revise your Form 10-Q, as necessary, to comply with our comments above on your registration statement.

Response:
The Company intends to file an amendment to its 10-Q to reflect the changes made in the Registration Statement.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Marcelle S. Balcombe